The Capital Growth Fund will normally invest at least 65% of the value of its total assets in common stocks, such as convertible bonds and convertible preferred stocks, believed by the Advisor to have attractive potential for growth. Under normal market conditions, the Capital Growth Fund may also invest up to 35% of the value of their total assets in preferred stocks, corporate bonds, notes, and warrants, and obligations with maturities of 12 months or less such as commercial paper (including variable amount master demand notes), banker's acceptances, certificates of deposit, repurchase agreements, money market mutual funds, obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, and demand and time deposits of domestic and foreign banks and savings and loan associates. If deemed appropriate for temporary defensive purposes, the Capital Growth Fund may increase its holdings in short-term obligations to over 35% of their total assets and may also hold uninvested cash pending investment. The Capital
 Growth Fund may also write covered call options.